An Yen E. Hu +1 650 752 3185 AHu@goodwinlaw.com	Goodwin Procter LLP 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

July 23, 2018

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	Mara L. Ransom
Parhaum J. Hamidi
Jim Allegretto
Anthony Watson

Re:	Eventbrite, Inc.
Draft Registration Statement on Form S-1
Submitted June 15, 2018
CIK No. 0001475115

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Eventbrite, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted confidentially on June 15, 2018 (the “Draft Registration Statement”), as set forth in your letter dated July 13, 2018 addressed to Julia D. Hartz, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the recitations of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

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General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company acknowledges the Staff’s comment, and the Company advises the Staff that to the extent that any written communications as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), are presented to potential investors by the Company or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide to the Staff copies of any such written communications, whether or not the potential investors retain copies of such communications.

2.	You disclose on page 34 of the DRS that you have identified customer accounts for your platform and services that may originate from or are intended to benefit persons in countries including Iran, North Korea and Syria. Additionally, your website identifies events in Africa, a region that includes Sudan.

Iran, North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, North Korea, Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss for us the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company is a U.S.-based event management platform that allows users to browse, create and promote events. To the best of its knowledge, the Company has had no contact, direct or indirect, with the governments of Iran, North Korea, Sudan or Syria. The Company advises the Staff that it does not anticipate having any contact with the governments of these countries.

Furthermore, the Company advises the Staff that, to the best of its knowledge, it has not derived any revenue from events advertised on its website that were scheduled to occur in Iran, North Korea, Sudan or Syria. Since January 1, 2015, the Company’s publicly accessible website has been used to advertise fewer than 100 free events (i.e., events that generated no revenue to the Company) that were to occur in Iran, North Korea and Syria (with no such events identified to occur in Sudan). These events represented roughly 0.0011% of the total number of events advertised on the Company’s platform during that same time period.

These uses of the Company website to advertise events occurring in Iran, North Korea and Syria were disclosed to the Office of Foreign Assets Control (“OFAC”) in an initial voluntary disclosure filed on June 11, 2018, and they are described in greater detail in a final report filed with OFAC on July 17, 2018. In the final report to OFAC, the Company explains why certain OFAC general licenses that

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authorize the provision of certain Internet services to or in relation to these sanctioned countries (other than North Korea) may have authorized the use of the Company’s website for these purposes. The single instance involving North Korea, in which a Swedish travel agency used the Company’s website to advertise a trip to the 2016 Pyongyang International Marathon, may have been authorized by the exemption that applies to “information and informational materials.” It is unclear whether any of these uses of the Company website violated the U.S. economic sanctions applicable to these four sanctioned countries.

Notwithstanding these authorizations and their potential applicability to the Company’s platform and services, the Company’s policy is to disallow use of the platform to advertise events in these countries. To minimize the possibility that its platform can be used for these purposes, the Company has enhanced its compliance procedures.

The Company respectfully advises the Staff that in light of the de minimis use of the Company website to promote events in these sanctioned countries, the lack of any historical or future anticipated revenue associated with such events, the Company’s remediation of compliance gaps relating to the few events in these sanctioned countries advertised on its website and the possible applicability of OFAC general licenses and exemptions to authorize such uses of the website, the Company does not believe that the potential impact of these uses on investor sentiment would be material.

Prospectus Summary

Eventbrite, Inc., page 1

3.	You state on page 2 that, “More than 95% of creators who used our platform in 2017 signed themselves up for Eventbrite.” Please revise to disclose here, as you do on page 63, that these creators accounted for 48% of your net revenue in 2017.

RESPONSE: The Company advises the Staff that it has revised the disclosures on pages 2, 65, 88 and 97 of the Amended Draft Registration Statement to clarify that the Company derived 54% of its net revenue in 2017 from creators who signed themselves up for Eventbrite. The Company also supplementally advises the Staff that it has updated the percentage of revenue derived from creators who signed themselves up for Eventbrite from 48% to 54% to reflect a refinement of the Company’s method of calculation to capture only those creators that were engaged by the Company’s sales team during the process of acquisition. The prior methodology captured creators that had any interaction with the Company’s sales team, including creators that interacted with the Company’s sales team after signing up for Eventbrite.

Our Market, page 2

4.	Please supplementally provide us with the market data prepared in conjunction with a third party referenced here and on page 86, as well as the proprietary report you commissioned which you reference on pages 2 and 88, and the specific source of the Bureau of Labor Statistics projection on page 86 regarding 44% growth in the event industry by 2020.

RESPONSE: In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis the relevant portions of the market data prepared in conjunction with Crowd DNA and the data from the U.S. Bureau of Economic Analysis and the U.S. Census, as well as the eMarketer survey and the proprietary report commissioned by the Company, each as cited in the Draft Registration

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Statement. To expedite the Staff’s review, the Company has marked each data set or report, as applicable, to highlight the applicable portion or section containing the referenced information and has cross-referenced it to the appropriate location in the Amended Draft Registration Statement. In addition, the Company further supplementally advises the Staff that the eMarketer survey, the Crowd DNA poll results and the data from the U.S. Census database and U.S. Bureau of Economic Analysis database are publicly available and were not commissioned by the Company for use in this offering. Pursuant to Securities Act Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, the Draft Registration Statement or the Amended Draft Registration Statement. Additionally, pursuant to Securities Act Rule 418(b), the Company requests that the Staff return copies of these supplemental materials to the Company.

Rising Importance of Experiential Marketing, page 3

5.	You state here and on page 88 that, “According to a 2017 eMarketer survey, events were rated as the most effective marketing channel to engage with potential customers and nearly 70% of marketing decision makers planned to increase spending on events in the coming year.” Please revise to clarify, if true, that the eMarketer survey is limited to business-to-business marketing and does not address engagement with non-business customers.

RESPONSE: The Company supplementally advises the Staff that the eMarketer survey is limited to business-to-business marketing and does not address engagement with non-business customers. As such, the Company has revised the disclosures on pages 2 and 91 of the Amended Draft Registration Statement to clarify that events were rated one of the most effective marketing channels used by business-to-business marketers to engage with potential customers.

Risk Factors

Risks Related to Our Business and Industry

“Our payments system depends on third-party providers . . . ,” page 17

6.	We note your disclosure here regarding your 2017 agreement with Square “whereby it will be a preferred provider of payment processing.” Please disclose the material terms of your agreement with Square in your Business section.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on pages 17, 96 and 97 of the Amended Draft Registration Statement to disclose the material terms of the Square agreement.

“We may pay up front creator signing fees . . . ,” page 17

7.	In an appropriate place in your prospectus, please enhance your disclosure to describe the material terms of the multi-year exclusive ticketing or service contracts you discuss here. For example, disclose the typical length of such agreements, the extent to which the contract is dependent upon the kinds of services you offer, and the “commercial or legal protections . . . to mitigate the financial risk” of your obligation to pay signing fees under the agreements, to the extent material.

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RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on page 18 to clarify the terms of the Company’s typical multi-year exclusive ticketing or service contracts.

“Data loss or security breaches could harm our business . . . ,” page 19

8.	You state here that you “have in the past experienced breaches of our security measures,” and you subsequently describe an example of a June 2018 breach of the Ticketfly website. Please revise to discuss any other material breaches you have experienced in the past, or confirm to us that you have not experienced any such breaches. Please also revise to quantify the costs you have incurred and reasonably expect to incur in connection with the June 2018 Ticketfly breach here or elsewhere as appropriate.

RESPONSE: The Company supplementally advises the Staff that, other than the June 2018 breach of the Ticketfly website, the Company has not experienced any other material breaches of its information technology systems to date. The Company further supplementally advises the Staff that it is still determining the full impact of the June 2018 Ticketfly breach and intends to include disclosure relating to the quantification of the costs it has incurred and the costs it reasonably expects to incur in a subsequent submission of the Company’s Draft Registration Statement on Form S-1 when it includes its financial results for the six months ended June 30, 2018 and after it has finalized its estimates around the potential costs. The Company has revised the disclosures on page 20 of the Amended Draft Registration Statement in preparation of disclosing the amount it has reserved in its financial statements for the June 2018 Ticketfly breach as of June 30, 2018.

“Any significant system interruption or delays could damage our reputation . . . ,” page 25

9.	We note your discussion regarding the significant risks attendant to your outsourcing of cloud infrastructure to Amazon Web Services. Please expand the disclosure in your Business section to describe the material terms of your service agreements with Amazon Web Services. Please also file the agreements as exhibits to your registration statement, or provide us with your analysis as to why you do not believe you are required to do so. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. In that regard, we note your disclosure here that you “may incur significant costs for using an alternative cloud infrastructure provider.” We also note your assertion on page 64 that your “cloud-based architecture . . . reduc[es] [y]our operating and support costs,” as well as your statement on page 92 that “Eventbrite is entirely in the cloud.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on pages 26 and 94 of the Amended Draft Registration Statement to discuss the key terms of the Company’s customer agreement with Amazon Web Services (“AWS”). Additionally, the Company respectfully advises the Staff that it has reviewed its arrangements and relationship with AWS, and, based on that review, believes that it is not required to file the customer agreement with AWS as a material contract. The customer agreement with AWS is the type of arrangement that ordinarily accompanies the kind of business conducted by the Company in the ordinary course. While AWS is a leading provider of cloud infrastructure, other companies do provide comparable offerings, including companies with resources that are comparable to those of AWS, such as Microsoft, AT&T Global Services, Hewlett Packard and Google, and the Company believes that these providers could provide it with services to host the Company’s platform that are substantially similar to those that it receives from AWS. In addition, even though the Company’s platform is entirely in the cloud, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could

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potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business or operating results over the longer term. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore does not believe it is required to file the customer agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

“Our pricing package options were recently launched . . .,” page 30

10.	We note your disclosure here and on pages 94 to 95 regarding the new pricing package options you launched in 2017. Please expand your disclosure where appropriate to clarify when in 2017 you launched these pricing package options and to discuss any material impact on your business, operating results, or financial condition resulting therefrom.

RESPONSE: The Company supplementally advises the Staff that it introduced its new pricing package options in September 2017. As such, the Company has revised the disclosures on pages 30 and 98 of the Amended Draft Registration Statement to clarify when its new pricing package options were introduced. The Company advises the Staff that during the fiscal year ended December 31, 2017, the new pricing package options did not have a material impact on the Company’s business, operating results or financial condition. The Company supplementally advises the Staff that it intends to include disclosure discussing the impact of its pricing package options in a subsequent submission of the Company’s Draft Registration Statement on Form S-1 when it includes its financial results for the six months ended June 30, 2018.

Selected Consolidated Financial Data and Other Data

Non-GAAP and Other Data, page 60

11.	You state in the last sentence to footnote (4) that gross ticket fees are not adjusted for refunds, credits or amortization of non-recoupable signing fees. Please explain to us how your calculation of retention rate represents a representative faithful indicator of the rate at which you retain your customers when you exclude refunds and non-recoupable signing fees.

RESPONSE: The Company respectfully advises the Staff that, although gross ticket fees are not adjusted for refunds, credits or amortization of non-recoupable signing fees (the “Adjustments”), the Company believes the analysis of gross ticket fees of a creator cohort serves as an easy-to-understand and accurate retention metric and is the metric the Company’s management uses to measure retention. The Company supplementally advises the Staff that it does not track Adjustments at a creator level, however, historically, the Adjustments, on an aggregate basis, have been generally consistent compared to the amount of gross ticket fees. In preparation for disclosure of the retention rate in the Draft Registration Statement, the Company explored making certain assumptions to assign the Adjustments to creator cohorts, however, the results of such adjusted figures did not differ materially from the retention rate calculated by using gross ticket fees as disclosed in the Draft Registration Statement. Given the relative consistency of the Adjustments on an aggregate level over time, the Company determined that the use of gross ticket fees to calculate retention rate will give investors a faithful indication of the rate at which the Company retains its proceeds by creator cohort and does not believe it would be meaningful to an investor to take into account the Adjustments in such calculations. The Company will continue to monitor the Adjustments in the aggregate internally in relation to its retention rate analysis over time and, if it appears that these Adjustments are or will become meaningful and material to an investor’s understanding of the retention rate, the Company will consider revising how it calculates its retention rate.

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Adjusted EBITDA, page 61

12.	You indicate in (i) that Adjusted EBITDA may not properly reflect capital spending that occurs off of the income statement. You further indicate in (ii) that “…Adjusted EBITDA does not reflect capital expenditures.” Please clarify the distinction between these two statements.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Amended Draft Registration Statement to make the two statements consistent.

Management’s Discussion and Analysis

Our Attractive Cohort Economics, page 65

13.	Please revise the second chart on page 65 to provide labeling for the y-axis, so that readers can appreciate the depicted volume.

RESPONSE: The Company advises the Staff that it has revised the disclosure on page 67 of the Amended Draft Registration Statement to label the y-axis of the chart to address the Staff’s comment.

Key Business Metrics, page 65

14.	Disclose the number of your creators, as distinguished by new creators, or tell us why you do not believe this information is material. In this regard, we note your disclosure that you have more than 700,000 creators and that your ability to increase revenues is dependent upon increasing the number of creators.

RESPONSE: The Company respectfully advises the Staff that although it believes attracting new creators is important to the Company’s business generally, it does not believe the number of new creators in a specific period is a material metric to assess the health of the Company’s business for that period. This is because the number of new creators does not currently have a direct or consistent impact on the Company’s results of operations and the Company’s revenue is not directly tied to or dependent on the number of creators, as each creator varies with respect to the number of events held, the number of tickets issued for each event and whether such tickets are free or paid. The Company supplementally advises the Staff that the Company has provided to investors the aggregate number of creators as a means to convey the scale of the Company’s business and to provide additional context to the number of paid tickets sold, which is a key metric of the Company’s business and which has a direct impact on the Company’s revenue. The Company further supplementally advises the Staff that as the Company continues to grow, it will continue to monitor internally the number of new creators in a period, and, if it appears that new creators are or will become meaningful and material to an investor’s understanding of the Company’s business and financial results, the Company will consider publicly disclosing this metric.

Components of Results of Operations

Cost of Net Revenue, page 69

15.

You state here that you “expect cost of revenue as a percentage of revenue to fluctuate in the near- to mid-term as a result of certain factors, including geographical revenue mix and transaction costs associated with specific payment methods.” Please revise to identify any specific geographical sources of revenue and payment methods which you expect will have a

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material upward or downward impact on your cost of revenue as a percentage of revenue. Furthermore, please revise to explain why you expect cost of revenue, product development expenses, sales, marketing and support expenses, and general and administrative expenses to decrease as a percentage of net revenue in the long-term.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 71 and 72 of the Amended Draft Registration Statement to identify the specific geographic and payment-related factors the Company expects will have a material impact on its cost of revenue as a percentage of revenue and to describe why it believes its cost of revenue and operating expenses will decrease as a percentage of net revenue in the long-term.

Results of Operations, page 71

16.	Your discussion of each item of your results should identify and quantify each of the underlying reason(s) for the fluctuation in revenue or expense. For example, you indicate a variety of reasons for the increase in net revenue during fiscal 2017 but do not provide quantification of “organic ticket growth” or the revenue growth due to increases in paid ticket volume. When you discuss general and administrative, you do not indicate the underlying drivers of each of the items comprising this caption. Please review and revise your entire management’s discussion to provide insightful analysis on how to view your business from the perspective of management.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 71, 72, 75, 76 and 78 of the Amended Draft Registration Statement to further identify and quantify certain underlying reasons for the fluctuation in revenue, expense and other items related to the Company’s financial condition and to provide additional disclosure on how the Company’s management views the business.

Liquidity and Capital Resources

Term Loan, page 76

17.	Please expand your disclosure in this section to discuss the material covenants contained in your loan and security agreements with WTI as most recently amended, and to address your compliance with such covenants. We note in that regard your disclosure on page 39 that your inability to abide by these covenants could have a material adverse effect on your business, operating results and financial condition.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 39, 40, 79 and F-28 of the Amended Draft Registration Statement to describe the material covenants contained in its loan and security agreements with WTI and to confirm that the Company is in compliance with such covenants.

Critical Accounting Policies and Estimates

Revenue, page 77

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18.	You indicate that your customers are event creators who are selling tickets using your platform. We also note that your customer has the choice of whether to use Eventbrite Payment Processing (EPP) or a third-party payment processor (FPP).

Please describe your fee structure differentiating between service fees and payment processing fees. Please also describe how your fee structure operates if a customer uses EPP versus a FPP. Please advise whether use of the EPP results in a different display of revenue since Eventbrite is the merchant of record. Lastly, please briefly describe the nature of complementary solutions that you provide to creators as discussed on page 69.

RESPONSE: The Company advises the Staff that customers have the choice of whether to process ticket payments using Eventbrite Payment Processing (“EPP”), the Company’s internal payment processing capability, or third-party facilitated payment processing (“FPP”). When a customer uses EPP, the fee structure varies depending on the geographic location of the customer. In the United States (the Company’s largest market by net revenue), Canada and New Zealand, when a customer uses EPP, the fee structure consists of a service fee and a separate payment processing fee. The service fee is charged on a per-ticket basis and consists of a fixed dollar amount and a fixed percentage of the ticket price. The payment processing fee is an additional fixed percentage that is charged per transaction. In most markets outside of the United States, Canada and New Zealand, including three of the Company’s current five largest markets, customers are charged a single fee inclusive of service and payment processing fees. This structure is designed to comply with local market practice and regulations.

Customers who choose to use FPP are charged only a service fee. The Company notes that the inapplicability of processing fees for customers who use FPP is the only material difference between EPP and FPP. As such, the Company has revised its disclosures on pages 17 and 81 of the Amended Draft Registration Statement to further describe EPP and FPP. The Company advises the Staff that creators who choose EPP represent approximately 90% of the Company’s revenue and FPP represents an alternative for creators that is less material to the Company’s business.

Furthermore, with respect to EPP fees, the Company supplementally advises the Staff that the Company chooses selectively whether to represent its ticketing fees to creators as a single fee or two fees comprising of a service fee and a payment processing fee. The Company takes different approaches to fee presentation in various markets depending on a number of factors, including local market practices and regulatory requirements. The Company advises the Staff that the Company manages the fees for EPP on an aggregate basis and views the allocation between service fees and payment processing fees in the markets where they are split as an incidental matter, and does not track this split in a systematic way. Finally, the summation of the two fees, and not the relative split among them, is what drives the Company’s total revenue growth.

The Company further supplementally advises the Staff that, as disclosed in the Company’s discussion of its revenue accounting policy on page F-11 of the Amended Draft Registration Statement, the Company has determined that the creator is the primary obligor in a ticketing transaction, regardless of whether EPP or FPP is used, as the creator is responsible for providing the event for which a ticket is sold and is the party responsible for providing a refund if the event is canceled. The Company’s service provides a platform for the creator and event attendee to transact and to help facilitate payment for that transaction. As a result of these factors, the Company records revenue on a net basis, regardless of whether or not the Company is the merchant of record.

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The Company advises the Staff that its current complementary solutions include day-of-event on-site product and services, web presence development and branding, software solutions to manage event venue administration and marketing services that help creators capture incremental demand. These offerings are designed to help creators manage their multiple workflows by providing creators with a unified product interface from which they can manage their many workstreams. The Company has revised page 71 of the Amended Draft Registration Statement to describe the nature of the complementary solutions.

19.	We note your disclosure under this heading that if a creator is unwilling or unable to fulfill their refund obligations, you may provide attendee refunds and would reverse the net revenue recognized. We also note the first full sentence on page 70, where you state that you classify certain organizer related expenses, such as refunds paid by you on behalf of a creator, as sales, marketing and support expense. Please clarify for us the situations where you classify refunds as a revenue reduction versus an expense. Please also tell us the basis in GAAP for your accounting.

RESPONSE: The Company supplementally advises the Staff that attendee refunds have two components: (i) the refund of the Company’s service fees paid by the attendee and (ii) the refund of the underlying ticket price, each of which is classified differently.

The Company advises the Staff that the refund of its services fees is recorded as a reduction of net revenue for the period in which the refund occurs. Given the predictable pattern of refund requests over time, the Company has used accounting estimates to create a refund reserve, and the Company adjusts the reserve to account for actual refund activity based on recent historical data.

The Company further advises the Staff that the refund of the underlying ticket price may be treated in one of two ways, depending on the ability of the creator to support the refund. If a creator has sufficient funds in its Eventbrite account to cover the refund amount, the Company will process the refund on behalf of the creator by reducing the creator’s account balance. In this scenario, the refund of the ticket price does not impact the Company’s financial statements. However, if a creator is unable to meet its refund obligation, generally because the creator is insolvent, the Company evaluates on a case-by-case basis whether to elect, in its sole discretion, to advance its own funds to satisfy the refund request in an effort to mitigate any adverse effect on the Company’s reputation and relationship with attendees. The Company advises that, in the event it elects to advance its own funds to cover a refund, and such advance is in excess of the revenue the Company recognizes from such ticket sale, the excess is recorded as an operating expense classified as sales, marketing and support expense, in accordance with the guidance in ASC 605-50-45-7.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Amended Draft Registration Statement to clarify how the Company accounts for refunds.

Business

Competition, page 95

20.	You state on page 96 that you “believe that [y]our competitors fall into two broad groups,” and you subsequently distinguish yourself from the providers in each group on the basis of focus and scale, among other factors. Please expand your disclosure to address those of your competitors who share a comparable focus and scale with you. If you do not believe any such competitors exist, please revise to make this clear.

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RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Amended Draft Registration Statement to clarify that the Company believes that no single competitor focuses on all of the same markets, geographies, categories and creator types as the Company does at the same scale.

Note 2. Summary of Significant Accounting Policies

Cost of Revenue, page F-11

21.	Please explain why each of the items you classify as cost of revenues represents direct costs of providing related revenue. Citing similar service-type businesses, also explain why presentation of gross profit on page F-5 represents an acceptable measure for your type of business.

RESPONSE: The Company advises the Staff that cost of revenue consists primarily of payment processing fees, platform and website hosting fees and operational costs, amortization of acquired developed technology, amortization of capitalized internal-use software development costs, field operations costs and allocated customer support costs, each of which, for the reasons described below, represents a direct cost of providing related revenue:

•	Payment processing fees: The Company advises the Staff that payment processing fee costs represent the Company’s portion of payment processing fees paid to third-party payment processors, such as Braintree, for transactions processed using EPP and for which the Company is the merchant of record. These costs are used to directly support the payment processing revenue generated by the Company. Because the Company contracts directly with such third-party payment processors, and the creators who use EPP directly contract with the Company for this service, the Company classifies the costs of payment processing in cost of net revenue.

•	Platform and website hosting fees and operational costs: The Company advises the Staff that platform and website hosting fees and operational costs represent the cost to the Company to host the Eventbrite platform on the Internet and keep the Eventbrite platform running and operational. The Eventbrite platform is the underlying technology through which creators transact with attendees. Because the Company earns its service fees and payment processing fees from the transactions consummated on the Eventbrite platform, the costs to host the platform on the Internet and keep the platform operational are directly related to the revenue generated.

•	Amortization of acquired developed technology: The Company advises the Staff that from time to time it may make strategic acquisitions through which it may acquire revenue-generating technology developed by an acquired company. The Company’s business combination accounting provides that the amount of purchase consideration allocated to acquired developed technology is capitalized as an acquired intangible asset and amortized over such technology’s estimated useful life. This amortization is directly related to the revenue-generating technology from which the Company generates revenue post-acquisition.

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•	Amortization of capitalized internal-use software development costs: The Company advises the Staff that it capitalizes certain costs associated with website and application development and software developed or obtained for internal use (as described on page F-14 of the Amended Draft Registration Statement). The Company notes that such software development costs have a future economic benefit and therefore they are capitalized as assets and amortized over their estimated useful life. The economic benefit derived from these costs is the revenue that is generated from the sale of tickets on the Company’s platform. Given this amortization is driven by long-lived enhancements to the platform, the Company believes the costs incurred in developing the Company’s platform are directly related to the revenue generated on the platform.

•	Field operations costs: The Company advises the Staff that field operations costs consist primarily of equipment rental and on-site personnel services related to day-of-event activities and services for event creators. As creators contract directly with the Company for these services, and the Company generates revenue related to these services, therefore, the related costs are directly related to generating such revenue.

•	Allocated customer support costs: The Company advises the Staff that its customer support function is designed to assist event creators and event attendees for both free and paid events. The Company records support costs related to paid events as a cost of revenue. Costs to support paid event creators and paid event attendees are directly related to the revenue the Company generates from the service fees and payment processing fees related to those events. Customer support costs incurred related to free events are classified as an operating expense within sales, marketing and support, as the Company does not generate material revenue from free event creators or free event attendees.

The Company respectfully advises the Staff that it believes the presentation of gross profit is acceptable for the Company’s type of business as it is a useful operating metric used by management in assessing the health of the business. The Company views cost of net revenue as the portion of its costs that it is committed to deliver when a creator signs up to use the Eventbrite platform. Payment processing, site operations, long-term platform development, acquired platform extensions and allocated staff costs are all part of this framework. All other operating costs are disproportionately directed at customer acquisition and enabling creators to sell more paid tickets. The Company respectfully further advises the Staff that other marketplace companies with businesses similar to the Company’s, those that enable businesses and individuals to transact with customers, such as eBay, Etsy and Shopify, present gross profit on their respective operating statements.

Note 9. Build-to-suit Lease, page F-26

22.	Please explain your step-by-step analysis and accounting for your lease of office space in San Francisco, California that resulted in recording an asset of $22.3 million. Please show us the

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related calculation of the capitalized amount including any tenant improvement reimbursement allowance and any amounts over this allowance paid by the company. Please explain the terms of the sale-leaseback. Finally, show us the anticipated entries that will be made to recognize depreciation, interest expense and land lease expense and the final entries to derecognize the net book values of the asset and financing obligation.

RESPONSE: The Company supplementally advises the Staff that it accounts for its leased office space in San Francisco, California (the “San Francisco Lease”) in accordance with the provisions of Accounting Standards Codification (ASC) 840-Leases and ASC 360-Property, Plant and Equipment.

The San Francisco Lease was executed in December 2013 and the Company took occupancy of the premises in April 2014 (the time period between these two dates is referred to as the “construction period”). Management concluded that the arrangement was a construction project as contemplated by ASC 840-40-55 since the premises were deemed to be a “cold-shell” at the time the lease was executed—lacking restrooms/plumbing, HVAC and electricity. These necessary building systems and equipment were completed during the construction period prior to occupancy in April 2014 when a certificate of occupancy was obtained. The Company considered the minor scope exception described in ASC 840-40-55-6 and concluded it did not meet this scope exception as the maximum obligation under the San Francisco Lease was in excess of 10% of the fair value of the building asset. ASC 840-40-55 provides guidance on the criteria for determining whether a lessee should be considered the owner of the asset under construction. Specifically, ASC 840-40-55-15 describes scenarios for which the lessee should automatically be considered, for accounting purposes only, the owner of the construction project. The Company applied this guidance and determined it was responsible for directly paying project costs that were considered other than “normal” tenant improvements. Normal tenant improvements are specifically defined in the accounting literature to exclude costs of structural elements and/or building systems and equipment necessary for any tenant (for example, the cost of elevators, air conditioning systems, or electrical wiring). The Company directly paid for structural elements of the construction project (i.e., HVAC installation and electrical wiring) and thus determined it should be considered the owner, for accounting purposes only, of the construction project. In addition, the Company was exposed to all cost overruns, and could have in effect been exposed to paying for 90% or more of the total project costs incurred. Thus, the Company determined it should be deemed the owner for accounting purposes.

The Company also considered ASC 840-40-55(d) which states that if a lessee provides indemnities or guarantees to any party other than the owner-lessor with respect to costs arising from third-party damage claims, the lessee is bearing construction period risk and that shall be an automatic indicator of ownership during the construction period. Based on the terms set forth in the lease, the Company concluded it had indemnified parties other than the owner-lessor and thus should be considered the deemed owner of the asset, for accounting purposes only, during the construction period.

Because the Company concluded it was the owner of the building asset for accounting purposes, at lease inception the Company was required to record an asset for the fair market value of the leased premises, which was the 6th and 7th floors of the building (in its as-is condition not including the value of the land) and a corresponding financing obligation liability. As discussed below, this amount was determined to be $22.3 million. This asset and liability was then increased during the construction period for construction costs incurred by the landlord, which were $6.4 million, the amount of the tenant improvement allowance. The building asset only was then further increased by additional construction costs incurred by the Company, which were $3.9 million. The Company also capitalized $0.6 million of interest during the construction period. At the conclusion of the construction period, the building asset and financing obligation had balances of $33.2 million and $29.3 million, respectively.

At the conclusion of the construction period, the Company was required to evaluate whether it met the criteria for sale-leaseback accounting as discussed in ASC 840-40. The Company determined it did not meet the definition in criterion ASC 840-40-25-9(c) and that it had continuing involvement in the risks and rewards of ownership. The Company based this conclusion on the fact that it had a letter of credit with a third-party financial institution, which had a right of setoff constituting collateral, included in the terms of such letter of credit. ASC 840-40 indicates that any collateral, with limited exceptions such as in the case of a normal security deposit, is a specifically prohibited form of continuing involvement.

Securities and Exchange Commission

July 23, 2018

Additionally, because the Company paid for $3.9 million of construction costs that are to remain with the building upon expiration of the lease, the Company determined it had provided nonrecourse financing to the owner-lessor, which constitutes a form of continuing involvement precluding the Company from applying sale-leaseback accounting. Thus, the Company continues to account for the building and financing obligation as if it were the owner during the lease term and account for the lease as a financing obligation.

The Company further supplementally advises the Staff that it commissioned an independent third-party valuation firm to assist with determining the fair value of the leased office space and the underlying land. This valuation allocated value to the 6th and 7th floors based on square footage and provided a cold-shell fair value of $22.3 million, which was used as a basis for recording the building asset. The Company primarily relied on a cost approach for the calculation of the building shell along with actual construction costs to build out the subject space to estimate value. A cost approach was developed as there was sufficient actual construction cost data available for the improvements of the subject property which was available from the general contractor. A sales comparison approach was considered and was developed because there is adequate data to develop a value estimate and this approach reflects market behavior for this property type. An income approach was considered and was developed because the subject is an income producing property and there is adequate data to develop a value estimate with this approach. These three approaches were considered separately and comparatively with each other and then reconciled, but the cost approach was determined to be the most appropriate indicator of value as it reflected actual costs incurred to build the subject space.

The Company calculated the value of the building as completed and subtracted the pro-rata portion of the land value as well as the remaining costs to be spent to build out the leased space to arrive at a concluded value of the building and improvements, as follows:

Concluded value of the building as complete	$44.7 million
Less: Pro-rata land value of the leased space*	$(12.2) million
Less: Remaining construction costs*	$(10.2) million

Concluded value of building	$22.3 million

*	The land was valued using comparative sales data from property sales in San Francisco, California. The remaining construction costs data were extracted from the Company’s budget for completion of the construction work as well as work orders with third party construction companies.

The Company supplementally advises the Staff that the building and related improvements (incurred during the construction period) are being depreciated over an estimated useful life of 30 years. The following summarizes the journal entries that are made to record depreciation expense, interest expense and land lease expense in each period:

Dr. Depreciation expense	(Depreciation calculated on a straight-line basis)
Cr. Accumulated depreciation

Dr. Interest expense	(Imputed based on an annual effective rate of 12.0%)
Dr. Land lease expense	(Calculated based on the $12.2 million pro-rata fair value of the leased land multiplied by the company’s incremental borrowing rate)
Cr. Cash	(Lease payments made to landlord)
Dr./Cr. Lease financing obligation	(Cash paid less amount allocated to land lease expense less interest expense)

Securities and Exchange Commission

July 23, 2018

The Company further supplementally advises the Staff that the interest rate used in the Company’s accounting approximated its incremental borrowing rate, which was imputed such that the building asset and lease financing obligation approximated each other at the end of the lease term. The entry to derecognize the net book value of the asset and liabilities at the end of the lease term would be as follows:

Dr. Lease financing obligation	(Balance at end of lease term)
Cr. Building and improvements	(Cost)
Dr. Accumulated Depreciation	(Amount previously recorded related to the building and construction period improvements)

Note 11. Redeemable Convertible Preferred Stock

Liquidation Rights, page F-32

23.	Please consider rewording this disclosure, especially the first sentence, to make it more understandable.

RESPONSE: The Company advises the Staff that it has revised the disclosure on page F-32 of the Amended Draft Registration Statement to clarify the liquidation rights of the Company’s redeemable convertible preferred stock.

Note 12. Common Stock, page F-32

24.	You disclose outstanding common stock subject to repurchase included stock options early exercised and unvested at the top of page F-33. On page F-34 you state common stock purchased pursuant to early exercise of stock options is not deemed to be outstanding for financial reporting purposes until those shares vest. Please clarify for us how shares subject to repurchase related to stock options exercised early are reflected in outstanding common stock for accounting and disclosure purposes. On a different note, please explain the economic or tax reason why a holder would early exercise options with a fixed exercise price.

RESPONSE: The Company respectfully advises the Staff that the Company calculates its number of shares of common stock outstanding to include unvested shares subject to repurchase that were issued as a result of the early exercise of stock options. The Company notes that it considers such shares outstanding from a legal perspective.

The Company further advises the Staff that at the time such options are early exercised in exchange for restricted common stock, which restricted shares are subject to a right of repurchase that lapses according to the original option vesting schedule, the Company records the proceeds from such exercise as a liability on its consolidated balance sheets. Such liability is reclassified as common stock and additional paid-in capital as the repurchase right lapses. The Company continues to expense the original grant date fair value of the early exercised option over the vesting term.

Securities and Exchange Commission

July 23, 2018

The Company believes its accounting for early exercises and other sales of stock subject to repurchase features is addressed in Accounting Standards Codification (ASC) 718-10-55-31, which states that:

“Under some share option arrangements, an option holder may exercise an option prior to vesting (usually to obtain a specific tax treatment); however, such arrangements generally require that any shares received on exercise be returned to the entity (with or without a return of the exercise price to the holder) if the vesting conditions are not satisfied. Such an exercise is not substantive for accounting purposes.”

As discussed in Issue 33 of Emerging Issue Task Force Issue 00-23 (although superseded by ASC 718, Issue 33 provides useful analogous guidance that generally is consistent with ASC 718-10-55-31), the employer is expected to exercise the repurchase right when the employee terminates regardless of whether the stock price is greater than or less than the exercise price at the date on which the employee terminates. Consequently, the early exercise by an employee of a stock option is not considered to be a substantive exercise for accounting purposes, and therefore, the payment received by the employer for the exercise price should be recognized as a liability.

Additionally, the Company advises the Staff that under its existing equity incentive plan, an option may, but need not, include a provision whereby the option holder may elect to early exercise the option. The Company granted options with this early exercise provision to a limited number of individuals. Early exercise is typically used by the option-holder to achieve a more favorable U.S. federal income tax position.

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-64

Note 3. Pro Forma Adjustments, F-67

25.	Please clarify how you calculated the various pro forma adjustments. In this regard please provide the following:

•	Amortization of gross intangibles acquired and historical amortization expense recorded by Ticketfly,

•	The interest rates related to the promissory note and secured credit facility such that adjustments (b) and (c) can be recalculated; and

•	The computation of the blended rate used to calculate tax expense.

In this regard it appears you included the full face amount of the Note in your calculation of purchase price. Please explain whether and how you intend to reflect the extinguishment of the note in the pro forma financial statements.

RESPONSE: The Company supplementally advises the Staff that the pro forma adjustment for the amortization of intangible assets of $4.8 million is comprised of the amortization of the gross intangible assets acquired of $12.9 million, offset by $8.1 million of historical amortization expense of Ticketfly. The adjustment for the amortization of gross intangible assets acquired was calculated using the acquisition-date fair value of the intangible assets acquired amortized on a straight-line basis over the estimated useful life, assuming the acquisition occurred on January 1, 2017.

The Company further advises the Staff that the interest rate used for the calculation of estimated interest expense for the promissory note and term loan was 6.5% and 15.9%, respectively. The interest rates were determined using the effective interest rate method, which considers the contractual payment of principal and interest under the respective loans, allocated proceeds to the warrants issued in

Securities and Exchange Commission

July 23, 2018

connection with the secured credit facility, and debt issuance costs. The Company calculated the pro forma adjustment for interest expense by multiplying the principal balance of the promissory note and term loan, net of the debt discount and debt issuance costs, secured credit facility and the convertible debt by the respective effective interest rate, prorated for the period from January 1, 2017 to August 31, 2017.

The Company further advises the Staff that the Company has disclosed that no adjustment has been made to reflect the extinguishment of the promissory note in pro forma adjustment note (b) described on page F-67 of the Amended Draft Registration Statement. Furthermore, the Company does not intend to reflect the extinguishment of the promissory note in the pro forma financial statements as the Company does not believe that such extinguishment is directly attributable to its acquisition of Ticketfly. The Company is currently evaluating the accounting for the extinguishment of the promissory note and expects to address such extinguishment in a subsequent submission of the Company’s Draft Registration Statement on Form S-1 when it includes its financial results for the six months ended June 30, 2018.

The Company further advises the Staff that due to the Company’s history of net operating losses in the jurisdictions in which it operates, the pro forma tax expense adjustment is comprised solely of deferred tax expense related to tax deductible goodwill for the period from January 1, 2017 through August 31, 2017. Aside from the deferred tax impact of tax deductible goodwill, the Company’s blended rate is zero. As such, the Company advises the Staff that it has revised its disclosure on page F-67 to clarify the adjustment regarding tax expense.

[Signature Page Follows]

Securities and Exchange Commission

July 23, 2018

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3185.

Sincerely,

/s/ An-Yen E. Hu
An-Yen E. Hu

cc:	Julia D. Hartz, Eventbrite, Inc.

Randy Befumo, Eventbrite, Inc.

Samantha Harnett, Eventbrite, Inc.

Anthony McCusker, Goodwin Procter LLP

Rezwan Pavri, Wilson Sonsini Goodrich and Rosati, P.C.

Andrew Hill, Wilson Sonsini Goodrich and Rosati, P.C.

Danny Wallace, PricewaterhouseCoopers, LLP